Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

Registration Nos: 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 21, 2025, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post- Effective Amendment No. 91 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 92 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral follow-up comments received on April 24, 2025, from Mr. Aaron Brodsky of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows. We hereby confirm that all changes discussed in this letter will be incorporated in the Registrant’s subsequent post-effective amendment filing under Rule 485(b) (the “485(b) filing”). We also confirm that if disclosure is revised in the 485(b) filing in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations within the 485(b) filing.

1)

Comment: In connection with the Registrant’s previous response to Comment 3 regarding the Growth Stock Portfolio, please consider revising the disclosure to note that the Portfolio is not tracking an index.

Response: The Registrant will revise the disclosure for the Growth Stock Portfolio as follows:

“Growth companies, as defined by the adviser, are those included in a third-party growth index. For this purpose, a third-party growth index is an index developed, calculated, and maintained by a third-party that measures the performance of growth stocks. For the avoidance of doubt, the Portfolio does not intend to track an index.”

2)

Comment: In connection with the Registrant’s previous response to Comment 8 regarding the Large Cap Blend Portfolio and the term “Blend,” please define in the disclosure the phrase “growth and value characteristics.” Additionally, the existing disclosure appears focused on value investments. Please reconcile the disclosure’s focus on value investing with the Portfolio’s investments in in equity securities of companies with growth and value characteristics.

Response: For the information of the Staff, the Registrant notes that term “Blend” in this context is intended to describe the investment process employed for this Portfolio that incorporates growth-focused research and a value assessment of securities, rather than the characteristics of the securities in which the Portfolio invests. Accordingly, the Registrant will revise the disclosure as follows:

“~~The Portfolio focuses on those equity securities that it considers attractively valued and seeks to outperform the benchmark through superior stock selection. By emphasizing attractively valued equity securities, the Portfolio seeks to produce returns that exceed those of the benchmark.~~

In managing the Portfolio, the adviser employs a three-step process that combines a “blend” of growth-focused research, valuation and stock selection. The adviser takes an in-depth look at company prospects, which is designed to provide insight into a company’s real growth potential (e.g., sales, revenue, or earnings growth that may outpace peer averages or the overall market). The research findings allow the adviser to rank the companies in each sector according to their relative value (i.e., ranking companies from most- to least-undervalued by the market in the adviser’s assessment). Following the growth- and value-based assessments, the adviser seeks to outperform the benchmark through superior stock selection.”

3)

Comment: In connection with the Registrant’s previous response to Comment 18 regarding the Long-Term U.S. Government Bond Portfolio, please revise the applicable reference to “U.S. Government Securities” to “U.S. Government debt securities.”

Response: The Registrant notes that the term “U.S. Government Securities” is defined in this section as “debt securities that are issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises” (emphasis added). In addition, the definition of this defined term is included in the Portfolio’s non-fundamental 80% investment policy. Accordingly, the Registrant respectfully declines to revise the disclosure.

4)

Comment: In connection with the Registrant’s previous response to Comment 23 regarding the Multi-Sector Bond Portfolio, please consider including the clarification included in the response in the disclosure itself.

Response: The Registrant will revise the disclosure as follows:

“Normally, the Portfolio invests at least 80% of net assets (plus any borrowings for investment purposes) in debt securities. The debt securities may be represented by forwards or derivatives such as options, futures contracts or swap agreements, including the purchase or sale of credit default swaps, and interest rate swaps (to take a position on interest rates moving either up or down) that have economic characteristics that are similar to the debt securities included in the 80% policy.”

5)

Comment: Certain Portfolios’ fees and expenses tables include a “Fee Waiver” line item where it is reflected as 0.00%. Please remove the caption for the “Fee Waiver” as it reflects 0.00% or otherwise supplementally explain why this line item is included.

Response: The Registrant confirms supplementally that a “Fee Waiver” line item of 0.00% is included in those Portfolios’ fees and expenses tables where the fee waiver was invoked throughout the year, but where the amount of any fee that was waived nevertheless rounds down to 0.00%. The Registrant additionally confirms that, for Portfolios where the fee waiver was not invoked, those Portfolios’ fees and expenses table have no “Fee Waiver” line item.

6)

Comment: The Staff notes that a fee waiver disclosed in a fee and expense table must be in effect for no less than one year. Please confirm supplementally that the Registrant considers May 1, 2025 through April 30, 2026 to be a full one-year period.

Response: The Registrant confirms supplementally that it considers the period from May 1, 2025 through April 30, 2026 to be a full one-year period.

Please call the undersigned at (414) 665-4305, Dave Kennedy at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ Michael J. Murphy

Michael J. Murphy
Assistant General Counsel
The Northwestern Mutual Life Insurance Company